April 22, 2011

Prospectus

Legg Mason

ClearBridge

Equity
Income

Builder
Fund

Class : Ticker Symbol

A	: SOPAX
B	: SOPTX
C	: SBPLX
FI
R
R1
I	: SOPYX
IS
1	: LCBOX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2	Legg Mason ClearBridge Equity Income Builder Fund

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 20 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 59 under the heading “Sales Charge Waivers and Reductions.”

Class 1 shares of the fund are not available for purchases or incoming exchanges.

Shareholder fees (paid directly from your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class IS	Class 1
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None	None	N/A
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	5.00	1.00	None	None	None	None	None	N/A
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class IS	Class 1
Management fees	0.74	0.74	0.74	0.74	0.74	0.74	0.74	0.74	0.74
Distribution and service (12b-1) fees	0.25	0.75	1.00	0.25	0.50	1.00	None	None	None
Other expenses	0.31	0.44	0.26	0.30[1]	0.30[1]	0.30[1]	0.15	0.10	0.28[1]
Total annual fund operating expenses	1.30	1.93	2.00	1.29	1.54	2.04	0.89	0.84	1.02
Fees forgone and/or expenses reimbursed[2]	(0.15)	(0.11)	(0.05)	—	—	—	(0.06)	(0.01)	(0.12)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[2]	1.15	1.82	1.95	1.29	1.54	2.04	0.83	0.83	0.90

[1]

“Other expenses” for Class FI, Class R, Class R1 and Class IS shares are estimated for the current fiscal year because no Class FI, Class R, Class R1 and Class IS shares were outstanding during the fund’s last fiscal year.

[2]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed 1.15% for Class A shares, 1.82% for Class B shares, 1.95% for Class C shares, 1.35% for Class FI shares, 1.60% for Class R shares, 2.10% for Class R1 shares and 0.83% for Class I shares. In addition, total annual fund operating expenses for Class IS shares will not exceed total annual fund operating expenses for Class I shares and total annual fund operating expenses for Class 1 shares are expected to be at least 0.25% lower than total annual fund operating expenses for Class A shares. These arrangements cannot be terminated prior to December 31, 2012 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below /the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Legg Mason ClearBridge Equity Income Builder Fund	3

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	685	951	1,237	2,049
Class B (with redemption at end of period)	685	895	1,131	2,082
Class B (without redemption at end of period)	185	595	1,031	2,082
Class C (with redemption at end of period)	298	625	1,078	2,334
Class C (without redemption at end of period)	198	625	1,078	2,334
Class FI (with or without redemption at end of period)	131	408	707	1,556
Class R (with or without redemption at end of period)	157	487	839	1,835
Class R1 (with or without redemption at end of period)	207	639	1,098	2,369
Class I (with or without redemption at end of period)	85	279	489	1,092
Class IS (with or without redemption at end of period)	85	267	465	1,037
Class 1 (with or without redemption at end of period)	92	313	552	1,238